Mail Stop 6010

July 28, 2006

Via Facsimile and U.S. Mail

Mr. Edwin A. Reilly
President and Chief Executive Officer
Bellacasa Productions, Inc.
237 Cedar Hill Street, Suite 4
Marlborough, MA 01752

> **Re: Bellacasa Productions, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB as of March 31, 2006**
> **File No. 000-49707**

Dear Mr. Reilly:

We have reviewed the above documents and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2005

Financial Statements, page F-1

1.   We note that you restated the financial statements for 2004 to present the
        historical operating results, changes in equity and cash flows of the accounting
        acquirer and to reflect the affect of the recapitalization on loss per share for that
        year. Please expand the notes to financial statements to present clear and
        complete disclosure about the nature and effects of the changes to the previously
        issued financial statements. Refer to SFAS 154. The changes should also be
        referenced in the auditor's report.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that the audit opinion references the work of other auditors for certain
        periods included in the cumulative consolidated statements of operations,
        stockholders' equity and cash flows. Either revise to have your current auditor
        opine on the full cumulative period or revise to include the separate report of the
        other auditors. Refer to Item 310 of Regulation S-B and Article 2-05 of
        Regulation S-X. Please note that if you elect to include the audit report of the
        predecessor auditor in the 10-KSB, the consent of that auditor should appear in
        any registration statement incorporating the Form 10-KSB.

Balance Sheet, page F-3

3.   We note your response to prior comment seven. Please tell us how you
        determined that the $140,000 prepayment is not impaired. We see that the
        amount represents three years of purchase commitment. No date has been set for
        the manufacture or delivery of the product; and, you have not yet determined the
        intended use for the product. Please be detailed and specific.

Statement of Stockholders' Equity, page F-5

4.   We see that 13.7 million shares were issued in 2003 in a transaction captioned
        "Shares issued due to realignment of ownership." Please add disclosure that
        explains the nature of this transaction and the rationale in GAAP for the
        accounting.

Note 10 – Stockholders' Equity

Stock Issued for Services

5.   We note in your response to prior comment 11 that the fair values of your
        common stock in September and October 2004 and in May and June 2005 were
        determined based on cash sales of your common stock. In light of the significant
        increase in per share cash prices realized on equity sales between September 2004
        and May 2005, please further explain why you believe the fair value of your
        common shares had not increased from $0.0375 as of February 2005. That is,
        further explain why the amount recognized upon issuance of the 600,000 shares
        for services is appropriate.

Item 8A – Controls and Procedures

6.   We see that you are amending the Form 10-KSB as of and for the year ending
        December 31, 2005 to include the financial statements of the accounting acquirer
        for the periods required by Regulation S-B. In light of the apparent error in the
        originally filed Form 10-KSB, tell us how you are able to conclude that disclosure
        controls and procedures are effective at December 31, 2005. Please note that any
        material weaknesses in internal control should be identified and described under
        Controls and Procedures, including accompanying disclosure of remediation
        efforts. Please further advise and revise as necessary.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
When sending supplemental information regarding this filing, please include the
following ZIP+4 code in our address: 20549-6010. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

Mr. Edwin A. Reilly
Bellacasa Productions, Inc.
July 28, 2006
Page 4

You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant